RW 1 arw10012003.htm BROAD STREET INVESTMENT VI, INC.

October 1, 2003

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: Broad Street Investment VI, Inc.
    Request to Withdraw Registration Statement on Form SB-2
    SEC File Number 333-98381

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Act") Broad Street Investment VI, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2 which was originally filed with the Commission on August 20, 2002 (File No. 333-98381), along with any exhibits, (the "Registration Statement").

The Company requests that such consent be granted on grounds that the Company is not currently eligible to use Form SB-2 for the purpose of registering the sale of shares and that the benefits to the Company are outweighed by the cost to convert the registration of shares under the Act to another eligible form.

The Company confirms that the Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed. Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.



Securities and Exchange Commission
October 1, 2003
Page 2

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact Mark T. Thatcher, of Nadeau & Simmons, P.C., legal counsel to the Company, at (719) 650-0934.


Sincerely,

BROAD STREET INVESTMENT VI, INC.

By:

/s/ Douglas A. Dyer

Douglas A. Dyer,
Chief Executive Officer

cc:

Mark T. Thatcher, Esq. (via overnight delivery)